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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17737

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/22_____ AND ENDING _____12/31/22_____
                                                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hazlett, Burt & Watson, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 Chapline Street
                                                            (No. and Street)

Wheeling	WV	26003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy M. Bidwell	(304) 233-3312	tbidwell@hazlettburt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
                                 (Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd.	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Timothy M. Bidwell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Hazlett, Burt & Watson, Inc.__, as of __December 31__, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> OFFICIAL SEAL
> NOTARY PUBLIC
> STATE OF WEST VIRGINIA
> CARRIE ANN MASON
> Hazlett, Burt & Watson, Inc.
> 1300 Chapline Street
> Wheeling, West Virginia 26003
> My Commission Expires May 4, 2026

Signature

Title:
Executive Vice President

Carrie Ann Mason
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2022 and 2021

CONTENTS



HOLT &

PATTERSON, LLC

CERTIFIED

PUBLIC

ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hazlett, Burt & Watson, Inc. (the "Company") as of December 31, 2022, and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the 2022 financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The financial statements of the Company as of December 31, 2021 were audited by other auditors whose report dated February 24, 2022 expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedule 1 and Schedule 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
Chesterfield, MO

We have served as the Company's auditor since 2022.

February 24, 2023

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

1.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2022 and 2021

	2022	2021
ASSETS		
Cash and cash equivalents due from financial institutions	$ 582,198	$ 427,999
Cash in money market fund	904,165	1,039,825
Total cash and cash equivalents	1,486,363	1,467,824
Deposits with clearing organizations	75,000	80,000
Due from clearing firm	23,202	25,226
Firm trading account, at fair value	45,793	57,228
Receivable from officers and employees	373,000	249,000
Due from affiliates	2,251	4,289
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $534,744 and $471,934, respectively	142,970	157,740
Real estate and improvements at cost, less accumulated depreciation of $366,240 and $334,945, respectively	526,478	503,220
Advisory fee receivable	2,047,138	2,260,215
Right of Use asset	377,501	258,401
Employee Retention Tax Credit (ERTC) Receivable	203,272	-
Other assets	159,475	141,946
	$ 5,462,443	$ 5,205,089
LIABILITIES		
Accounts payable and accrued liabilities	$ 2,412,716	$ 2,668,212
Lease liability	377,501	258,401
	2,790,217	2,926,613
SHAREHOLDER EQUITY		
Capital stock, $1.6667 par value, 250,000 shares authorized:		
205,500 shares issued; 203,500 shares outstanding	339,173	339,173
Less – Treasury stock, 2,000 shares at cost	(3,333)	(3,333)
Capital in excess of par value	400,754	400,754
Retained earnings	1,935,632	1,541,882
	2,672,226	2,278,476
	$ 5,462,443	$ 5,205,089

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2022 and 2021

REVENUES		**2022**		**2021**
Commissions on security transactions	$	1,145,584	$	996,282
Investment advisory revenues		8,317,906		9,255,998
Gain on extinguishment of debt		-		581,251
Miscellaneous fees and other income		439,194		608,576
Insurance and annuities		344,653		269,506
Realized gain on firm trading and investments, net		40,201		140,043
Unrealized gain (loss) on firm trading & investments, net		(4,929)		1,178
Interest and dividends		28,151		11,182
		10,310,760		11,864,016
EXPENSES				
Employee compensation and benefits		2,431,602		3,212,815
Commissions		4,770,970		5,121,916
Communications and data processing		236,272		300,757
Interest		1,204		6,018
Rent and maintenance		344,592		309,553
Depreciation		84,644		77,775
Clearing and execution charges		228,620		213,359
General, administrative and other expenses		519,106		540,455
		8,617,010		9,782,648
Net Income	$	1,693,750	$	2,081,368
Earnings per share based upon net income	$	8.33	$	10.23

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
Years ended December 31, 2022 and 2021

| | Capital Stock | | Treasury Stock | | Capital in Excess of | Retained | |
	Shares	Dollars	Shares	Dollars	Par Value	Earnings	Total
Balance at January 1, 2021	203,500	$ 339,173	2,000	$ (3,333)	$ 1,200,754	$ 1,260,514	$ 2,461,268
Net Income	-	-	-	-	-	2,081,368	2,081,368
Paid in capital returned	-	-	-	-	(800,000)	-	(800,000)
Distributions to shareholder	-	-	-	-	-	(1,800,000)	(1,800,000)
Balance at December 31, 2021	203,500	339,173	2,000	(3,333)	400,754	1,541,882	1,942,636
Net Income	-	-	-	-	-	1,693,750	1,693,750
Distributions to shareholder	-	-	-	-	-	(1,300,000)	(1,300,000)
Balance at December 31, 2022	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 1,935,632	$ 2,336,386

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

4.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net Income	$ 1,693,750	$ 2,081,368
Depreciation	84,644	77,775
Realized gain on firm trading and investments	(7,134)	(140,043)
Unrealized (gain) loss on firm trading and investments	4,929	(1,178)
Gain on extinguishment of debt	-	(576,400)
Change in assets and liabilities		
Due from clearing firm	2,024	46,621
Due from affiliates	2,038	(895)
Receivable from officers and employees	(124,000)	(145,000)
Advisory fees receivable	213,077	(181,651)
Other assets	(220,801)	(24,973)
Accounts payable and accrued liabilities	(255,496)	373,355
Net cash provided by operating activities	1,393,031	1,508,979
Cash flows from investing activities		
Return of clearing deposit	5,000	-
Sale of firm trading and investments	13,640	458,153
Capital expenditures	(93,132)	(57,896)
Net cash provided (used) by investing activities	(74,492)	400,257
Cash flows from financing activities		
Paid in capital returned	-	(800,000)
Cash distributions to shareholder	(1,300,000)	(1,800,000)
Net cash used in financing activities	(1,300,000)	(2,600,000)
Net increase (decrease) in cash and cash equivalents	18,539	(690,764)
Cash and cash equivalents at beginning of year	1,467,824	2,158,588
Cash and cash equivalents at end of year	$ 1,486,363	$ 1,467,824

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits due from financial institutions with maturities fewer than 90 days and money market mutual funds.

Security transaction accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm trading and investment accounts: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

Income tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder, HB&W, Inc.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2022.

The Company is subject to income tax of the state of West Virginia. The Company recognizes interest and/or penalties related to income tax matters in General, administrative and other expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues:

Revenue Recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company has elected the practical expedient to recognize revenues earned over time based on the amounts the Company has the right to invoice the customer. This expedient has been applied in our evaluation of distribution and marketing revenue earned from commission revenue and insurance and annuity revenue, advisory service fees, and miscellaneous fees and other income recognized over time.

Commission Revenue – Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the settlement date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category as of December 31:

	2022	2021
Sales-based		
Listed Equities	$ 145,403	$ 164,622
Over The Counter	210,328	208,296
Closed End Mutual Funds	136,386	93,391
Mutual Funds	11,163	15,5513

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2022	2021
Sales-based (continued)		
Unit Investment Trusts	513	-
Master Limited Partnerships	8,816	4,588
Other	3,048	1,194
Total sales-based revenue	$ 515,657	$ 487,642
Trailing		
Mutual Fund Trails	$ 429,108	$ 508,640
Money Market Trails	200,819	-
Total trailing revenue	$ 629,927	$ 508,640
Total commission revenue	$1,145,584	$ 996,282

Investment Advisory Revenues – Investment advisory revenues represent fees charged to advisory client accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice, custodial services (through its clearing provider, National Financials Services), brokerage and execution services on transactions, and performs administrative services. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The investment advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in client advisory accounts. Revenue is billed quarterly based on actual or expected market value of clients' advisory accounts at period ends. As the last measurement date under the investment advisory contracts for revenue earned from investment advisory fees was December 31 of each year, there were no constraints on calculating consideration earned under the contracts. The majority of investment advisory revenues are billed quarterly in arrears.

The Company provides investment advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, and has control over determining the fees.

Insurance and Annuities Revenue – Insurance and annuities revenue represents sales commissions generated by advisors for their clients' purchases of insurance and annuity products. The Company generates two types of insurance and annuities revenue: sales-based revenue that is recognized at the point of sale on the settlement date and trailing insurance and annuities revenue that is recognized over time as earned. Sales-based revenue varies by insurance product and is based on a percentage of the product's value at the time of purchase. Trailing insurance and annuities revenue is generally based on a percentage of the current value of underlying investment holdings, or as a percentage of renewable premiums, and are recognized over the period during which services, such as on-going support, are performed. When trailing revenues are based on underlying current market values, this variable consideration is constrained until the

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

market value is determinable. The Company views the selling, distribution and marketing, or any combination thereof, of insurance and annuity products as single performance obligations to the product sponsors.

The Company is the principal for insurance and annuity revenue, as it is responsible for the execution of the clients' transactions, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total insurance and annuity revenues are reported on a gross basis.

The following table presents our sales-based and trailing insurance and annuities revenues disaggregated by product category as of December 31:

	2022	2021
Sales-based		
Insurance	$ 41,296	$ 25,470
Annuities	111,250	900
Total sales-based revenue	$ 152,546	$ 26,370
Trailing		
Insurance	$ 29,242	$ 46,942
Annuities	162,865	196,194
Total trailing revenue	$ 192,107	$ 243,136
Total insurance and annuities revenue	$ 344,653	$ 269,506

Interest and Dividends – Interest and dividend revenue is comprised of earnings received on investment and inventory securities, as well as cash and money market positions, held by the Company in the ordinary course of business. Interest and dividend revenue will vary with the nature, performance, and maturity of the underlying securities. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Miscellaneous Fees and Other Income – Miscellaneous fees and other income are primarily derived from transaction and clearance fees, margin interest, and account maintenance and servicing fees. Miscellaneous fees and other income are recognized at the point-in-time that a service is performed, or are recognized over time as the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point-in-time or if the service is provided continually over the contract life. Miscellaneous fees and other income are fees that are fixed, and are based upon agreed upon rate schedules.

The following table sets forth transaction and fee revenue disaggregated by recognition pattern as of December 31:

	2022	2021
Miscellaneous fees and other income		
Point-in-time[1]	$ 347,831	$ 507,029
Over time[2]	91,363	101,547
Total miscellaneous fees and other income	$ 439,194	$ 608,576

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1) Miscellaneous fees and other income recognized point-in-time includes revenue such as transaction and clearance, margin interest, and other miscellaneous revenues.
(2) Miscellaneous fees and other income recognized over time includes revenue such as annual account maintenance and annual IRA service fees.

The Company is the principal and recognizes transaction and fee revenue on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Leases: The Company previously adopted ASU 2016-02, Leases ("Topic 842"), and subsequent related ASUs. Topic 842 requires recognition of operating leases on the consolidated balance sheets as Right of Use ("ROU") asset and lease liability. The ROU asset represents our right to use underlying assets for the lease terms and the lease liability represents our obligation to make lease payments arising from the leases. The ROU asset and lease liability is recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments for operating leases.

For operating leases, the Company recognized the lease liability, with the corresponding ROU asset, based on the present value of unpaid lease payments for existing operating leases longer than twelve months. The Company recognized an ROU asset in the amount of $258,401 and corresponding a lease liability in the amount of $258,401 as of December 31, 2021, and has recognized an ROU asset in the amount of $377,501 and corresponding a lease liability in the amount of $377,501 as of December 31, 2022. The December 31, 2021 and 2022 incremental borrowing rates, determined on a collateralized basis for the remaining lease terms, were utilized when determining the present value of lease payments. The calculation of present value using the December 31, 2021 and 2022 incremental borrowing rates was materially consistent with the remaining present value at December 31, 2021 and 2022 using the applicable incremental borrowing rates at the lease commencement dates.

Subsequent Events: The Company evaluated the effect subsequent events would have on the financial statements through February 24, 2023, which is the date the financial statements were issued. No subsequent events necessitating financial statement recognition or disclosure were noted.

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2022 and 2021. The weighted average number of shares for the years ended 2022 and 2021 was 203,500.

NOTE 4 – LEASES

The Company leases certain properties under operating leases. Certain leases include one or more options to renew, with renewal terms that can extend the lease term up to 5 additional years. The exercise of lease renewal options is at our sole discretion. When it is reasonably certain that we will exercise our option to renew or extend the lease term, that option is included in estimating the value of the ROU asset and a lease liability. At December 31, 2022, we did not have any leases that had not yet commenced for which we had created a ROU asset and a lease liability. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Most of our lease agreements include periodic rate adjustments for inflation. The depreciable life of the ROU asset and leasehold improvements are limited to the shorter of the useful life or the expected lease term. Leases with an initial term of 12 months or less are not recorded on our Statement of Financial Condition; we recognize lease expenses for these leases over the lease term. Rent expense for 2022 and 2021 was $98,897 and $93,963 respectively.

The following tables present supplemental balance sheet information related to operating leases. The ROU asset is included in other assets and the lease liability is included in other liabilities.

Supplemental Statement of Financial Condition Information: December 31, 2022

ROU assets	$ 377,501
Lease liability	$ 377,501
Weighted-average remaining lease terms	48 months
Weighted-average discount rate	7.50%

The following schedule summarizes aggregate future minimum lease payments under these operating leases at December 31, 2022:

2023	$ 103,125
2024	104,583
2025	106,078
2026	107,610
Thereafter	36,041
Future minimum lease payments	$ 457,437
Amount representing interest	(79,936)
Total lease liability	$ 377,501

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2022, the Company had net capital of $1,244,111, which was $994,111 in excess of its required minimum net capital of $250,000. At December 31, 2021, the Company had net capital of $1,193,100, which was $943,100 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 193.9% and 223.6% at December 31, 2022 and 2021, respectively.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution expensed for 2022 was $139,080 and $154,612 for 2021, and is included in the Company's total contribution. The Company's total related expense was $337,050 for 2022 and $388,600 for 2021.

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $500,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 7.50% at December 31, 2022. This credit facility does not expire. There were no borrowings outstanding on this credit facility at December 31, 2022 and 2021.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2022 and 2021, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate of 7.75% percent at December 31, 2022. Interest expense related to these accounts was $0 and $0 for the years ended December 31, 2022 and 2021. The Company had no short-term borrowings outstanding under these agreements at December 31, 2022 and 2021.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31, 2022:

		Firm Trading
Amortized cost:		
State and municipal debt	$	49,700
Other		60
Total amortized cost:		49,760
Fair value:		
State and municipal debt		45,788
Other		5
Total fair value		45,793
Unrealized loss	$	(3,967)

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

There have been no changes in the methodologies used at December 31, 2022 and 2021.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements on a Recurring Basis
As of December 31, 2022

	Level 1	Level 2	Level 3	Fair Value
Firm trading account				
State and municipal debt	$ -	$ 45,788	$ -	$ 45,788
Other	-	-	5	5
	$ -	$ 45,788	$ 5	$ 45,793

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national non-depository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2022, and 2021, Hazlett, Burt & Watson, Inc. is owed $0 and $0 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services, under a support services agreement, at cost, and leases office space to Security National Trust Company ("SNTC") in the Wheeling, West Virginia office. The terms of the lease required SNTC to pay $62,000 per year for the periods January 1, 2022 through December 31, 2022, and January 1, 2021 through December 31, 2021. During the years ended December 31, 2022 and 2021 the Company paid, and was reimbursed, $693,915 and $919,937, respectively, of expenses under this agreement. SNTC also pays the Company referral fees for Trust business it introduces. The referral fees paid by SNTC to the Company were $30,765 and $32,327 for the years ended December 31, 2022 and 2021. As of December 31, 2022, and 2021, the Company is owed $2,251 and $4,289 from SNTC.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services. During 2022, the Company paid SNTC $33,024 for these services, and $37,466 in 2021.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2022 and 2021, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk. The Company has not experienced any losses within these depository accounts for the years ended December 31, 2022 and 2021.

The Company currently maintains operations in Wheeling and Vienna, West Virginia, Barnesville, Ohio and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations comprised of cash. The Company has not experienced any losses within these depository accounts for the years ended December 31, 2022 and 2021

NOTE 13 – RISKS AND UNCERTAINTIES

The Company may have significant investments in various securities. Investments in these securities may be exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE 14 – CONTINGENCIES

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. However, actual results may differ from those estimates.

On March 8, 2018, pursuant to a routine regulatory examination, the SEC Office of Compliance Inspections and Examinations raised concerns with the Company that certain ticket charges related to the management of investment advisory accounts may not have been appropriately disclosed to the clients incurring these fees. The Company has engaged legal counsel, with respect to this matter, and continues to work through counsel, with the SEC, to resolve their concerns. The Company estimates that the resolution of this matter will result in refunding portions of these charges collected during the period under review. As of December 31, 2022, and 2021, the Company has recorded an estimated liability in the amount of approximately $650,000 for purposes of settling this matter.

NOTE 15 – EMPLOYEE RETENTION TAX CREDIT

The CARES Act provides an employee retention credit ("CARES Employee Retention credit"), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through December 31, 2020. Additional relief provisions were passed by the United States government, which extend and slightly expand the qualified wage caps on these credits through December 31, 2021. Based on these additional provisions, the tax credit is now equal to 70% of qualified wages paid to employees during a quarter, and the limit on qualified wages per employee has been increased to $10,000 of qualified wages per quarter. The Company qualifies for the tax credit under the CARES Act and expects to receive tax credits under the additional relief provisions for qualified wages through December 31, 2021. During the fiscal year ended December 31, 2022, the Company recorded $203,272 related to the CARES Employee Retention credit in "Employee compensation and benefits" on the Company's Statements of Operations. As of December 31, 2022, the Company has a $203,202 receivable balance from the United States government related to the CARES Act, which is recorded as "Employee Retention Tax Credit (ERTC) Receivable" on the Company's Statements of Financial Condition.

NOTE 16 – NOTE PAYABLE

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law on March 27, 2020. The CARES Act provides for the establishment of the Payroll Protection Program (PPP), a loan program under the Small Business Administration's 7(a) program providing loans to qualifying businesses. Loans originated under this program were forgivable, in whole or in part, if certain criteria were met. The Company received a PPP loan totaling $576,400 under this program in 2020.

The Company spent all funds received under the PPP for qualifying purposes, prepared a forgiveness calculation, and submitted an application for forgiveness to its lender. On February 16, 2021, the Company received notification from its lender, and the Small Business Administration, that the loan had been forgiven, and the Company had been relieved of its obligation for the liability. As a result, the Company has recognized the outstanding principal balance and accrued interest as a gain on extinguishment of debt within the statements of operations during 2021.

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY $ 2,672,226

DEDUCTIONS AND/OR CHARGES
Non-allowable assets:

Receivable from affiliate	2,251
Furniture, equipment, leasehold improvements, and real estate	669,449
Prepaid expenses and other assets	735,747
Other deductions and/or charges	40
Total non-allowable assets	1,407,487

Net capital before haircuts on security positions 1,264,739

HAIRCUTS ON SECURITIES

Money market and cash equivalents	18,042
Stocks, warrants and other	2,586
Total haircuts	20,628

NET CAPITAL $ 1,244,111

AGGREGATE INDEBTEDNESS

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	2,412,716
Total aggregate indebtedness	$	2,412,716

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE
Indebtedness or $250,000 minimum) $ 250,000

EXCESS NET CAPITAL $ 994,111

EXCESS NET CAPITAL OF 1000%
(net capital in excess of 120% of minimum net capital required) $ 944,111

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO
NET CAPITAL 193.93%

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2022.

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.



Hazlett, Burt & Watson, Inc.

1300 Chapline Street
Wheeling, WV 26003
(304) 233-3312 ♦ (800) 537-8985
Fax: (304) 233-3870
www.hazlettburt.com

Serving the
Individual and
Institutional Investor
for Over 130 Years

Wealth Management
for
Today's Investors


SECURITY
CAPITAL
MANAGEMENT

Hazlett, Burt & Watson, Inc. Exemption Report
As of December 31, 2022

Hazlett, Burt & Watson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

   The provisions of the Consumer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

(2)   The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to direct mutual funds and variable annuities an a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Also, the Company (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Hazlett, Burt & Watson, Inc.

I, Timothy M. Bidwell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Executive Vice President

February 24, 2023



HOLT &
PATTERSON, LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hazlett, Burt & Watson, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hazlett, Burt & Watson, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) Hazlett, Burt & Watson, Inc. stated that Hazlett, Burt & Watson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hazlett, Burt & Watson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Hazlett, Burt & Watson, Inc. is also filing this Exemption Report because Hazlett, Burt & Watson, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its direct sale of mutual funds and variable annuities. In addition, Hazlett, Burt & Watson, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Hazlett, Burt & Watson, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazlett, Burt & Watson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Hazlett, Burt & Watson, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Holt & Patterson, LLC
Chesterfield, MO

February 24, 2023

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

20.



HOLT &

PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Hazlett, Burt & Watson, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Hazlett, Burt & Watson, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Holt & Patterson, LLC
Chesterfield, MO

February 24, 2023

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022.
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 17737   FINRA   DEC
> HAZLETT BURT & WATSON INC
> 1300 CHAPLINE ST
> WHEELING, WV 26003-3348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Timothy Bidwell 304-233-3312

2. A. General Assessment (item 2e from page 2) $ _____ 13,770

    B. Less payment made with SIPC-6 filed (exclude interest)   (_____ 7,000)
      08-12-2022
          Date Paid

    C. Less prior overpayment applied   (_____ 0)

    D. Assessment balance due or (overpayment)   6,770

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

    F. Total assessment balance and interest due (or overpayment carried forward) $_____ 6,770

    G. PAYMENT: √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
      Total (must be same as F above) $ 6,770

    H. Overpayment carried forward $(_____ 0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hazlett Burt & Watson, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31st day of January , 20 23 .

Executive Vice President & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___1/1/2021___
and ending ___12/31/2021___

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,315,844

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	4,929
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	4,929

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	784,924
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	224,660
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	8,812
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Real Estate Rental

79,275

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,204

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 43,038

Enter the greater of line (i) or (ii)	43,038
Total deductions	1,140,709
2d. SIPC Net Operating Revenues	$ 9,180,064
2e. General Assessment @ .0015	$ 13,770

(to page 1, line 2.A.)